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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12B-25

                                             Commission File Number  000-20759
                                                                   ------------
                          NOTIFICATION OF LATE FILING

     (Check One):  [X] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:   July 31, 1997
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[ ]  Transition Report on Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

Full name of registrant   AMERICAN ARTISTS FILM CORPORATION
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Former name if applicable

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Address of principal executive office (Street and number)
                          1245 FOWLER ST., N.W.
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City, State and Zip Code  ATLANTA, GEORGIA  30318
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                        PART II--RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III--NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's Annual Report on Form 10-KSB for the year ended July 31, 1997 cannot be filed within the prescribed period because additional time is required by the company to address, resolve and prepare certain financial statements disclosures, and thereafter for the company's independent auditors to complete their audit with respect to such disclosures. The registrant anticipates that the subject Form 10-KSB will be filed within the 15 day time period prescribed by Regulation 12b-25.

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                          PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        Robert A. Martinez               (404)     876-7373
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              (Name)                  (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended July 31, 1996, the Registrant's prior fiscal year, the company reported a net loss of $1,186,938. The company presently estimates that it will report a smaller net loss, in the range of $550,000 to $600,000, for the year ended July 31, 1997.

                       AMERICAN ARTISTS FILM CORPORATION
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                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    October 29,1997                 By  /s/ Robert A. Martinez
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